Filed Pursuant to Rule 433

Registration No. 333-286383-01

Free Writing Prospectus dated February 18, 2026

DTE ELECTRIC COMPANY

PRICING TERM SHEET

$800,000,000 2026 Series A 4.850% General and Refunding Mortgage Bonds due 2036

$800,000,000 2026 Series B 5.550% General and Refunding Mortgage Bonds due 2056

Issuer:		DTE Electric Company

Anticipated Ratings*:		Aa3 (Stable) / A (Stable) / A+ (Stable) (Moody’s / S&P / Fitch)

Trade Date:		February 18, 2026

Settlement Date**:		T+7; February 27, 2026

Security:	2026 Series A 4.850% General and Refunding Mortgage Bonds due 2036 (the “Series A Bonds”)	2026 Series B 5.550% General and Refunding Mortgage Bonds due 2056 (the “Series B Bonds”)

Principal Amount:	$800,000,000	$800,000,000

Maturity Date:	March 1, 2036	March 1, 2056

Coupon:	4.850%	5.550%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2026	March 1 and September 1, commencing September 1, 2026

Benchmark Treasury:	4.125% due February 15, 2036	4.625% due November 15, 2055

Benchmark Treasury Price/Yield:	100-09 3/4 / 4.087%	98-18 / 4.715%

Spread to Benchmark Treasury:	+78 bps	+85 bps

Yield to Maturity:	4.867%	5.565%

Price to Public:	99.866%	99.782%

Optional Redemption:

Prior to December 1, 2035 (the “Series A Bonds Par Call Date”), the Series A Bonds will be redeemable in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Series A Bonds matured on the Series A Bonds Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the Series A Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Series A Bonds Par Call Date, the Series A Bonds will be redeemable in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Series A Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Prior to September 1, 2055 (the “Series B Bonds Par Call Date”), the Series B Bonds will be redeemable in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Series B Bonds matured on the Series B Bonds Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the Series B Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Series B Bonds Par Call Date, the Series B Bonds will be redeemable in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Series B Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Call for Tax Credit Event:	The mortgage bonds of either series may be redeemed, in whole but not in part, at 101% of the principal amount of such mortgage bonds being redeemed plus accrued and unpaid interest (notice may be issued no later than December 31, 2026).

CUSIP:	23338V BB1	23338V BA3

ISIN:	US23338VBB18	US23338VBA35

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Fifth Third Securities, Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Huntington Securities, Inc. KeyBanc Capital Markets Inc. Loop Capital Markets LLC Roberts & Ryan, Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Fifth Third Securities, Inc. toll-free at 1-866-531-5353, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, PNC Capital Markets LLC toll-free at 1-855-881-0697 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the securities will be made to investors on or about the Settlement Date specified above, which will be the seventh business day following the date of this term sheet. Under rules of the Securities and Exchange Commission, trades in the secondary market are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities offered hereby on any date prior to one business day before the Settlement Date will be required, by virtue of the fact that the securities initially will settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the securities on any date prior to one business day before the Settlement Date should consult their advisors.